September 26, 2024

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

       Re: Aigo Holding Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 20, 2024
           CIK No. 0002025255
Dear Fufei Lin:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
September 10, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 20, 2024
Cover Page

1. We note your response to prior comment 1. Please further revise so that the sentence beginning "To the extent..." refers to both (i) cash held in subsidiaries in mainland China or Hong Kong and (ii) cash in mainland China or Hong Kong. For clarity, your disclosure should communicate that, to the extent cash in the business is in mainland China/Hong
       Kong or a mainland China/Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your
 September 26, 2024
Page 2

       subsidiaries by the PRC government to transfer cash. Make conforming revisions where this disclosure appears elsewhere in the prospectus.
Prospectus Summary
Risks related to our Company
Risks related to our legal and regulatory environment, page 5

2. We note your response to prior comment 4 and reissue in part. Revise your disclosure regarding risks and uncertainties from the legal system in China to state clearly that rules and regulations in China can change quickly with little advance notice. In this regard, we note that your disclosure that, "...rules and regulations in China are subject to changes by the relevant authorities...we might have limited time to ensure timely compliance upon the enactment of such revisions," does not adequately articulate this risk. Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at
202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yu Wang